
JUN 3 0 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025690

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-16129

A. Full title of the plan and the address of the plan,

Fluor Daniel Craft Employees 401(k) Retirement Plan
One Enterprise Drive
Aliso Viejo, California 92656
Attention: Plan Administrative Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION
One Enterprise Drive
Aliso Viejo, California 92656

CRG14

REQUIRED INFORMATION

ITEM 1 Not Applicable.

ITEM 2 Not Applicable.

ITEM 3 Not Applicable.

ITEM 4 Financial Statements and Exhibits

(a) Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Index to Audited Financial Statements and Supplemental Schedule, in lieu of the requirements of Items 1 to 3 above.

(b) Exhibits:

23.1 Consent of Independent Auditors
99.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2003

Fluor Daniel Craft Employees 401(k) Retirement Plan

By: 

Joseph Deacon
Secretary, Plan Administrative Committee

Audited Financial Statements

Fluor Daniel Craft Employees 401(k) Retirement Plan

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

Fluor Daniel Craft Employees 401(k) Retirement Plan

Index to Audited Financial Statements

Report of Independent Auditors

The Administrative Committee
Fluor Daniel Craft Employees 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Fluor Daniel Craft Employees 401(k) Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Irvine, California
June 23, 2003

Fluor Daniel Craft Employees 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2002	2001
Assets		
Investments, at fair value:		
Investments in Master Trust Accounts	**$13,617,305**	$10,882,683
Fluor Corporation common stock	**1,423,841**	1,112,346
Massey Energy Company common stock	**148,930**	371,675
Index funds	**662,878**	99,592
Mutual Fund Window	**380,850**	71,224
Bankers Trust Company Short Term Investment Fund	**76,388**	82,984
Total investments	**16,310,192**	12,620,504
Receivables:		
Accrued interest and dividends receivable	**8,607**	5,644
Asset transfers from other plans	**54,321**	90
Total receivables	**62,928**	5,734
Net assets available for benefits	**$16,373,120**	$12,626,238

See accompanying notes.

Fluor Daniel Craft Employees 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,	
	2002	2001
Additions (deductions) in net assets:		
Contributions:		
Participants	**$ 5,396,202**	$ 3,346,722
Fluor Corporation	**1,808,624**	362,962
Rollover	**252,432**	101,101
Total contributions	**7,457,258**	3,810,785
Net investment loss:		
Share in net investment loss of Master Trust Accounts	**(1,265,953)**	(545,418)
Interest and dividends	**32,661**	26,049
Net (depreciation) appreciation of:		
Fluor Corporation common stock	**(335,834)**	72,615
Massey Energy Company common stock	**(186,570)**	187,212
Index funds	**(43,275)**	2,690
Mutual Fund Window	**(24,667)**	1,365
Net investment loss	**(1,823,638)**	(255,487)
Benefits, terminations and withdrawals	**(1,863,318)**	(1,724,330)
Administrative expenses	**(14,763)**	(860)
Asset transfers to other plans	**(8,657)**	(203,960)
Increase in net assets available for benefits	**3,746,882**	1,626,148
Net assets available for benefits:		
Beginning of year	**12,626,238**	11,000,090
End of year	**$16,373,120**	$12,626,238

See accompanying notes.

1. Description of the Plan

The Fluor Daniel Craft Employees 401(k) Retirement Plan (the Plan) was established on January 1, 1996, by Fluor Enterprises, Inc. (Fluor Enterprises or the Company) as a contributory defined contribution plan. Fluor Enterprises is a wholly-owned subsidiary of Fluor Corporation (Fluor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions, Eligibility and Vesting

Employees become participants in the Plan the day following completion of one hour of service with the Company. If a terminated employee is reemployed by the Company, such employee is immediately eligible to participate in the Plan upon reemployment, provided such person was an eligible employee at the date of termination.

Eligible participants may elect to contribute to the trust created under the Plan (the Trust) amounts ranging from 1% to 16% of their compensation, as defined. However, the maximum monthly contribution percentage may be decreased for highly compensated employees.

Participants may change their contribution percentages; such contribution percentage changes become effective as of the first payroll period following receipt of the change request by the recordkeeper.

Effective July 1996, certain projects receive employer contributions representing a uniform percentage of each eligible participant's contributions for each participant who has completed one or more years of service with the Company or any subsidiary. Employer contributions, if any, are determined annually at the discretion of the Company. There is no guaranteed minimum for employer contributions. Employer contributions are allocated monthly based on each participant's contribution percentage allocation. For the years ended December 31, 2002 and 2001, the Company contributed $1,808,624 and $362,962, respectively, to eligible participants employed on certain projects.

Participants are fully vested at all times in all contributions and earnings thereon.

1. Description of the Plan (continued)

Income Tax Status

The Internal Revenue Service has issued a determination letter dated June 9, 1998, stating that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and that the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. In February 2002, the Plan's Administrative Committee filed an application for a new determination letter as mandated by the GUST Amendment. Although approval of this application is still pending, the Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Accordingly, the accompanying financial statements do not reflect a provision for income taxes.

Investments

The Plan's investments are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates, in the Fluor Corporation Master Retirement Trust (Master Trust). The Plan's investments are governed by a trust agreement with formerly Bankers Trust Company of California, N.A., a subsidiary of Deutsche Bank (the Trustee). The Plan's commingled investments are held by the Trustee in the following different accounts (Master Trust Accounts):

- Intermediate Term Bond Account – Invested primarily in obligations issued or guaranteed by the federal government or a state, local or foreign government, commingled pension investment funds, domestic and foreign corporate bonds and debentures, corporate equity securities, and commingled short-term investment funds.

- U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds and commingled short-term investment funds.

- Short Term Bond Account – Invested primarily in corporate and government obligations, commingled pension investment funds, guaranteed investment contracts issued by insurance companies, and commingled short-term investment funds.

1. Description of the Plan (continued)

Investments (continued)

- Alternative Investments Account – Invested primarily in limited partnerships investing in private placements, commingled pension investment funds, mortgage notes receivable, investment properties, and commingled short-term investment funds.

- Non-U.S. Equity Account – Invested primarily in corporate equity securities of foreign corporations, commingled pension investment funds, foreign currency exchange contracts, and commingled short-term investment funds.

- Small Cap U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds and commingled short-term investment funds.

- Money Market Account – Invested primarily in commingled short-term investment funds.

- Global Tactical Allocation Account (terminated April 2001) – Invested primarily in commingled pension investment funds and commingled short-term investment funds and corporate equity securities of U.S. and foreign corporations, obligations issued or guaranteed by the federal government or state, local or foreign government, domestic and foreign corporate bonds and debentures and foreign currency exchange contracts.

All of the Plan's investments, except for participant loans, are commingled with the investments of other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates. These commingled investments are held in trust by the Trustee and consist of an allocated portion of the following: Master Trust Accounts; Fluor common stock; Massey Energy Company (Massey Energy) common stock; index funds including Lehman Aggregate Index, S&P 500 Index, EAFE Index, and Russell 2000 Index; the Mutual Fund Window, which is a system mechanism to access various selected mutual funds; and the Trustee's Short Term Investment Fund, which is an interest-bearing cash clearing account for all investment and Plan related transactions.

1. Description of the Plan (continued)

Investments (continued)

Participants designate their contributions for investment in one or more of the following investment funds maintained by the Plan: Intermediate Term Bond Fund; U.S. Equity Fund; Short Term Bond Fund; Non-U.S. Equity Fund; Small Cap U.S. Equity Fund; Money Market Fund; Balanced Fund Moderate; Balanced Fund Growth; Balanced Fund Conservative; Fluor Common Stock Fund; Lehman Aggregate Index Fund; S&P 500 Index Fund; EAFE Index Fund; Russell 2000 Index Fund; and the Mutual Fund Window.

The Intermediate Term Bond Fund participates in the Intermediate Term Bond Account. The U.S. Equity Fund participates in the U.S. Equity Account. The Short Term Bond Fund participates in the Short Term Bond Account. The Non-U.S. Equity Fund participates in the Non-U.S. Equity Account. The Small Cap U.S. Equity Fund participates in the Small Cap U.S. Equity Account. The Money Market Fund participates in the Money Market Account. The Balanced Fund Moderate participates in all of the Master Trust Accounts except for the Money Market Account and the Global Tactical Allocation Account. The Balanced Fund Growth participates in all of the Master Trust Accounts except for the Short Term Bond Account and the Money Market Account. The Balanced Fund Conservative participates in all of the Master Trust Accounts except for the Alternative Investments Account and the Global Tactical Allocation Account. The Fluor Common Stock Fund invests in Fluor common stock. The Massey Energy Common Stock Fund invests in Massey Energy common stock. The Lehman Aggregate Index Fund invests in Deutsche Bank's Lehman Aggregate Index Fund. The S&P 500 Index Fund invests in Deutsche Bank's S&P 500 Index Fund. The EAFE Index Fund invests in Deutsche Bank's EAFE Index Fund. The Russell 2000 Index Fund invests in Deutsche Bank's Russell 2000 Index Fund. The Mutual Fund Window invests in various selected mutual funds.

An individual account is maintained for each participant in each designated Fund; through July 31, 2001, each account was adjusted monthly for contributions and net investment income or loss allocated to the individual participants in each Fund. Beginning August 1, 2001, each account is adjusted daily. As of the beginning of each month, through July 31, 2001, participants could transfer a portion or all of the balance in their accounts from one investment Fund to any other investment Fund. Beginning August 1, 2001, participants are allowed to make transfers on a daily basis.

1. Description of the Plan (continued)

Distributions and Withdrawals

No current income tax liability accrues to Plan participants in connection with the Company's contribution to the Plan, or from interest, dividends and capital gains realized by the Plan. Amounts distributed to the participants are taxable in accordance with Internal Revenue Code rules governing distributions.

Upon retirement, as defined, death or total and permanent disability prior to retirement, or upon reaching age 59-1/2, participants may elect to receive a distribution of all or a part of the balance in their accounts in a lump sum. Participants who terminate employment with the Company prior to reaching normal retirement age may withdraw all or a part of their account balance at any time. Plan participants whose interest in the Plan is in excess of $5,000, and who terminate employment with the Company, may leave the balance in their account invested in the Plan until age 70-1/2.

Other Provisions

Participants may contribute funds into the Plan, which were received from a previous employer's qualified retirement plan (rollover contribution).

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time.

2. Summary of Significant Accounting Policies

Investments

The Plan's investments, including the underlying investments of the Master Trust, are stated at fair value as follows:

> Investments in marketable securities, including Fluor and Massey Energy common stock, are valued at the last reported sale price on the last business day of the plan year. Securities not traded on the last business day are valued at the last reported bid price. Guaranteed investment contracts are valued at fair value using current discount rates. Investments in commingled pension investment funds are valued by the respective fund managers and are reflected at amounts that would be realized upon redemption of the interests in such investment funds.
>
> Investments in limited partnerships are stated at estimated market values as determined in good faith by the general partner. Investments in real estate are valued based upon independent appraisals. Investments in mortgage notes and certain interest-bearing securities are carried at estimated values determined by the Trustee based on current market interest rates or discounted estimated cash flows. Because of the inherent uncertainty of valuation in the absence of readily ascertainable market values, estimated market values of investments in limited partnerships, investments in real estate and mortgage notes may differ significantly from what their values would have been had a ready market for such investments existed.
>
> The Trustee's Short Term Investment Fund may be converted to cash upon demand. Such funds earn interest income

Through July 31, 2001, net investment income (loss) of Master Trust Accounts was allocated monthly to the Plan based on the ratio of market values of the Plan's investment in each Master Trust Account to the total market value of the related Master Trust Account as of the beginning of the month. Effective August 1, 2001, net investment income (loss) of Master Trust Accounts is allocated daily to the Plan based on the ratio of market values of the Plan's investment in each Master Trust Account to the total market value of the related Master Trust Account as of the beginning of the day.

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment manager's average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Significant Accounting Policies (continued)

Contributions

Contributions are recorded when the Company makes payroll deductions from, or reduces the compensation of, plan participants and accrues the related employer matching contribution, if any. Month-end contributions are pre-funded based on estimated contribution levels resulting in residual contribution receivable and/or payable balances at month end.

Earnings Allocation

Through July 31, 2001, net investment income (loss) of each Fund was allocated monthly to the individual participants' accounts based on a weighted average of each participant's balance to the total of all participants' balances during the month. Effective August 1, 2001, net investment income (loss) of each Fund is allocated daily to the individual participants' accounts with all funds being unitized. Earnings are allocated at the unit level.

Benefit Payments

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made. Amounts included in net assets available for benefits that are allocated to accounts of terminated participants who have withdrawn from the earnings and operations of the Plan as of December 31, 2002 and 2001, aggregated $1,300 and $1,000, respectively. These amounts account for the difference in net assets available for benefits and benefits paid between the financial statements and the Form 5500. Furthermore, differences of $4,000 and $5,000 exist between the financial statements and the Form 5500, resulting from asset transfers to other plans, which had not been made as of December 31, 2002 and 2001, respectively, for participants who transferred to other plans.

Administrative Expenses

Administrative expenses related to the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Administration of the Plan

The Plan is managed by an Administrative Committee and an Investment Committee appointed by the Company's Board of Directors. The Administrative Committee interprets the Plan's documents and administers the Plan. The Investment Committee establishes investment policies and objectives including the Master Trust Accounts' portfolio diversification and risk concentration. The Investment Committee may appoint professional investment managers to manage the Master Trust Accounts' investments in accordance with ERISA requirements and the Investment Committee guidelines.

The Plan is exposed to credit loss on directly and indirectly owned investments and such credit loss is limited to the carrying value of the investments. The Plan's concentrations of credit risk are dictated by the Plan's provisions as well as those of ERISA and participants' investment preferences *(Note 1)*. The Investment Committee believes that no significant concentrations of credit risk exist within any Master Trust Account at December 31, 2002.

The Plan's investments in Master Trust Accounts, including any derivative instruments and embedded derivatives, are recorded at their fair values with changes in fair value reported in the statement of changes in net assets available for benefits in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133).

The Master Trust Agreement requires that the Trustee hold the Plan's assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Administrative Committee, the Investment Committee or their designees.

4. Master Trust Accounts

Assets

The fair value of the commingled investments held in the Master Trust Accounts at December 31, 2002 and 2001 are summarized as follows:

(In thousands)	**2002**	2001
Intermediate Term Bond Account		
Government securities	**$174,113**	$145,382
Bonds and notes	**174,014**	149,411
Commingled pension investment funds	**55,568**	25,018
Commingled short-term investment funds	**39,737**	68,111
Securities lending collateral - cash	**20,493**	40,785
Investment income receivable, net	**3,035**	2,917
Corporate equity securities	**450**	1,574
Cash and foreign currency	**445**	723
Obligation to return collateral	**(20,493)**	(40,785)
Due (to) from brokers for securities (purchased) sold, net	**(73,887)**	4,278
	$373,475	$397,414
U.S. Equity Account		
Corporate equity securities	**$459,504**	$567,854
Commingled pension investment funds	**49,858**	106,574
Securities lending collateral - cash	**14,984**	28,968
Commingled short-term investment funds	**11,215**	15,406
Investment income receivable, net	**538**	503
Government securities	**99**	100
Due to brokers for securities purchased, net	**(1,308)**	(4,063)
Obligation to return collateral	**(14,984)**	(28,968)
	$519,906	$686,374

4. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	**2002**	2001
Short Term Bond Account		
Government securities	**$131,126**	$ 122,254
Securities lending collateral - cash	**114,994**	62,306
Bonds and notes	**62,139**	97,768
Commingled pension investment funds	**10,215**	11,519
Commingled short-term investment funds	**8,139**	2,988
Guaranteed investment contracts	**6,765**	8,864
Foreign currency and cash	**—**	2,382
Investment income receivable, net	**1,878**	1,683
Due to brokers for securities purchased, net	**(4,297)**	(29,119)
Obligation to return collateral	**(114,994)**	(62,306)
	$215,965	$ 218,339
Alternative Investments Account		
Interests in limited partnerships	**$ 38,096**	$ 49,857
Commingled pension investment funds	**5,720**	8,387
Commingled short-term investment funds	**638**	484
Due from brokers for securities sold, net	**97**	85
Mortgage notes secured by real estate	**89**	89
Cash	**19**	19
Investment income receivable, net	**1**	—
	$ 44,660	$ 58,921
Non-U.S. Equity Account		
Corporate equity securities	**$ 81,848**	$ 101,558
Commingled pension investment funds	**71,158**	67,015
Securities lending collateral - cash	**17,789**	27,886
Commingled short-term investment funds	**1,525**	2,379
Investment income receivable	**190**	238
Foreign currency and cash	**79**	46
Foreign currency exchange contracts	**(1)**	(1)
Due to brokers for securities purchased, net	**(411)**	(486)
Obligation to return collateral	**(17,789)**	(27,886)
	$154,388	$ 170,749

4. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	**2002**	2001
Small Cap U.S. Equity Account		
Corporate equity securities	**$ 55,412**	$ 72,943
Commingled pension investment funds	**54,047**	62,808
Securities lending collateral - cash	**15,001**	20,145
Commingled short-term investment funds	**2,385**	2,069
Due from (to) brokers for securities sold (purchased), net	**256**	(635)
Investment income receivable	**24**	58
Bonds and notes	**3**	—
Obligation to return collateral	**(15,001)**	(20,145)
	$112,127	$137,243
Money Market Account		
Commingled short-term investment funds	**$254,804**	$187,638
Interest receivable	**296**	372
Due to brokers for securities purchased, net	**(5)**	(4)
	$255,095	$188,006

4. Master Trust Accounts (continued)

Assets (continued)

As a result of having investments denominated in foreign currencies, the Intermediate Term Bond Account, Short Term Bond Account, Non-U.S. Equity Account, and Global Tactical Allocation Account (the Intermediate Term Bond, Short Term Bond, Non-U.S. Equity, and Global Tactical Accounts) are subject to the effect of foreign exchange rate fluctuations. These accounts may purchase foreign currency forward contracts with maturities of less than six months to manage their exposure from market fluctuations impacting the various currencies in which investments are denominated. These contracts represent commitments to either purchase or sell a variety of foreign currencies, at specified prices and various dates. Open positions are generally closed prior to settlement, limiting cash requirements to the change in value of the underlying currencies. Foreign currency forward contracts are valued at the difference in the U.S. dollar value of such contracts translated at the original contract rate versus the forward rate on the last business day of the plan year, with changes in fair market values reflected directly in net investment income. The Intermediate Term Bond, Short Term Bond, Non-U.S. Equity and Global Tactical Accounts are subject to credit loss in the event of nonperformance by counterparties (generally AA rated international banks) to the foreign currency forward contracts. The Investment Committee does not anticipate nonperformance by any of these counterparties. The following is a summary of the aggregate notional amounts and fair values of open foreign currency purchase and sale positions held at December 31, 2002 and 2001 (in thousands of U.S. dollars):

	Notional Amount	Fair value
Non-U.S. Equity Account		
2002		
Contracts to sell foreign currencies	**$ 134**	**$ (1)**
Contracts to purchase foreign currencies	**359**	—
2001		
Contracts to sell foreign currencies	317	(1)
Contracts to purchase foreign currencies	194	—

4. Master Trust Accounts (continued)

Assets (continued)

Net recognized losses related to foreign exchange forward contracts for the year ended December 31, 2002 aggregated $211,000 and $24,000 for the Intermediate Term Bond and Non-U.S. Equity Accounts, respectively. These losses were primarily due to hedging foreign currency positions back into the U.S. dollar. During the year ended December 31, 2002, the average notional amounts of foreign currency purchase and sale forward contracts were $2,362,000 and $2,411,000, and $1,077,000 and $1,085,000 for the Intermediate Term Bond and Non-U.S. Equity Accounts, respectively.

Net recognized losses related to foreign exchange forward contracts for the year ended December 31, 2001 aggregated $352,000, $17,000, $953,000, and $1,269,000 for the Intermediate Term Bond, Short Term Bond, Non-U.S. Equity, and Global Tactical Accounts, respectively. These losses were primarily due to hedging foreign currency positions back into the U.S. dollar. During the year ended December 31, 2001, the average notional amounts of foreign currency purchase and sale forward contracts were $24,394,000 and $24,365,000, $746,000 and $422,000, and $17,960,000 and $18,327,000 for the Intermediate Term Bond, Non-U.S. Equity, and Global Tactical Accounts, respectively.

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor and Massey Energy common stock, investment properties, mortgage notes, real estate funds and commingled funds) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are committed to return the securities to the Master Trust. All borrowed securities are secured by collateralized assets held by the Trustee which have a fair value no less than the fair value of the borrowed securities at all times. In the event a security borrower is unable to fulfill its obligation to return borrowed securities and the collateral is not sufficient to purchase identical securities, the deficiency is allocated to all entities participating in the Trustee's security lending program on a pro-rata basis. No such deficiencies were allocated to the Master Trust during the years ended December 31, 2002 and 2001. The aggregate percentage of security values that may be on loan, at any point in time, may not exceed 40% of the Master Trust's lendable portfolio. At December 31, 2002 and 2001, the fair value of securities loaned by the Master Trust approximated $178,957,000 and $175,868,000, respectively, and the fair value of cash collateral held by the Master Trust approximated $183,262,000 and $180,090,000, respectively. Net fees aggregating $562,000 and $705,000 were earned under the lending agreement during the years ended December 31, 2002 and 2001, respectively.

4. Master Trust Accounts (continued)

Assets (continued)

At December 31, 2002 and 2001, the Plan held the following undivided percentage interests in the Master Trust Accounts:

	2002	2001
Intermediate Term Bond Account	**0.58%**	0.42%
U.S. Equity Account	**0.81**	0.71
Short Term Bond Account	**0.80**	0.45
Alternative Investments Account	**0.22**	0.14
Non-U.S. Equity Account	**0.49**	0.43
Small Cap U.S. Equity Account	**0.53**	0.35
Money Market Account	**1.60**	1.05

4. Master Trust Accounts (continued)

Income

Net investment income (loss) of the Master Trust Accounts for the years ended December 31, 2002 and 2001 is summarized as follows:

(In thousands)	**2002**	2001
Intermediate Term Bond Account		
Interest	**$ 15,535**	$ 23,324
Net appreciation including foreign currency translation and transaction gains and losses	**12,284**	4,002
Dividends	**474**	335
Other income	**129**	192
Investment management and administrative expenses	**(1,763)**	(1,477)
Net investment income	**$ 26,659**	$ 26,376
U.S. Equity Account		
Dividends	**$ 7,511**	$ 8,609
Interest	**277**	610
Other income	**81**	189
Investment management and administrative expenses	**(2,967)**	(3,333)
Net depreciation	**(169,226)**	(103,599)
Net investment loss	**$(164,324)**	$ (97,524)
Short Term Bond Account		
Interest	**$ 9,528**	$ 11,664
Net appreciation	**4,019**	5,729
Other income	**202**	161
Investment management and administrative expenses	**(456)**	(513)
Net investment income	**$ 13,293**	$ 17,041
Alternative Investments Account		
Real estate and limited partnerships	**$ 1,057**	$ 431
Interest	**44**	129
Investment management and administrative expenses	**(203)**	(173)
Net depreciation	**(8,157)**	(4,376)
Net investment loss	**$ (7,259)**	$ (3,989)

Fluor Daniel Craft Employees 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Income (continued)

(In thousands)	**2002**	2001
Non-U.S. Equity Account		
Dividends	**$ 2,103**	$ 1,332
Other income	**100**	48
Interest	**63**	279
Investment management and administrative expenses	**(1,501)**	(1,394)
Net depreciation including foreign currency translation and transaction gains and losses	**(24,114)**	(37,734)
Net investment loss	**$(23,349)**	$ (37,469)
Small Cap U.S. Equity Account		
Dividends	**$ 453**	$ 1,098
Interest	**52**	201
Other income	**51**	115
Investment management and administrative expenses	**(697)**	(930)
Net depreciation	**(33,043)**	(1,945)
Net investment loss	**$(33,184)**	$ (1,461)
Money Market Account		
Interest	**$ 4,169**	$ 6,608
Investment management and administrative expenses	**(26)**	(14)
Net investment income	**$ 4,143**	$ 6,594
Global Tactical Allocation Account		
Interest	**$ —**	$ 163
Other income	**—**	3
Net depreciation	**—**	(3,419)
Net investment loss	**$ —**	$ (3,253)

4. Master Trust Accounts (continued)

Income (continued)

The Plan's share in net investment income/loss of Master Trust Accounts for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Intermediate Term Bond Account	**0.51%**	0.33%
U.S. Equity Account	**0.77**	0.62
Short Term Bond Account	**0.64**	0.37
Alternative Investments Account	**0.20**	0.15
Non-U.S. Equity Account	**0.50**	0.39
Small Cap U.S. Equity Account	**0.47**	(0.35) *
Money Market Account	**1.36**	0.97
Global Tactical Allocation Account	—	0.19

* The Plan's share in the investment income/loss of the Small Cap U.S. Equity Account (Small Cap Account) for the year ended December 31, 2001 was a net investment income compared to a net investment loss for the Small Cap Account in total. The timing of the Plan's contributions, asset transfers and distributions activity in the Small Cap Account caused the Plan's share in the Small Cap Account to be greater during periods of net investment income than in periods of net investment losses.

4. Master Trust Accounts (continued)

Income (continued)

The components of net appreciation (depreciation) in fair value of investments held by Master Trust Accounts for the years ended December 31, 2002 and 2001 are as follows (including realized gains and losses on investments that were both bought and sold during the respective years):

	Intermediate Term Bond Account	U.S. Equity Account	Short Term Bond Account	Alternative Investments Account	Non-U.S. Equity Account	Small Cap U.S. Equity Account
	(In thousands)					
2002						
Investments at fair value as determined by quoted market price:						
Government securities	$12,488	$ —	$2,691	$ —	$ —	$ —
Corporate equity securities	(96)	(150,468)	—	—	(21,490)	(15,746)
Foreign currency forward contracts	(211)	—	—	—	(24)	—
Bonds and notes	(3,489)	—	1,032	—	—	3
Investments at estimated fair value:						
Commingled pension investment funds	3,592	(18,758)	296	(1,721)	(2,600)	(17,300)
Interests in limited partnerships	—	—	—	(6,436)	—	—
Total	$12,284	$(169,226)	$4,019	$(8,157)	$(24,114)	$(33,043)

Fluor Daniel Craft Employees 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Income (continued)

	Intermediate Term Bond Account	U.S. Equity Account	Short-Term Bond Account	Alternative Investments Account	Non-U.S. Equity Account	Small Cap U.S. Equity Account	Global Tactical Allocation Account
				(In thousands)			
2001							
Investments at fair value as determined by quoted market price:							
Government securities	$ 2,481	$ —	$3,139	$ —	$ —	$ —	$ 13
Corporate equity securities	152	(86,867)	—	—	(18,637)	(4,473)	—
Foreign currency forward contracts	(352)	—	(17)	—	(953)	—	(1,269)
Bonds and notes	(2,228)	—	2,534	—	—	—	—
Investments at estimated fair value:							
Commingled pension investment funds	3,949	(16,732)	73	(2,294)	(18,144)	2,528	(2,163)
Investment properties	—	—	—	92	—	—	—
Interests in limited partnerships	—	—	—	(2,174)	—	—	—
Total	$ 4,002	$(103,599)	$5,729	$(4,376)	$(37,734)	$(1,945)	$(3,419)

5. Fluor Common Stock

Investments in Fluor common stock at December 31, 2002 and 2001 are summarized as follows:

	2002		**2001**	
	Number of shares	**Fair value**	**Number of shares**	**Fair value**
Fluor Common Stock Fund	**50,312**	**$1,423,841**	29,742	$1,112,346

6. Massey Energy Common Stock

Investments in Massey Energy common stock at December 31, 2002 and 2001 are summarized as follows:

	2002		**2001**	
	Number of shares	**Fair value**	**Number of shares**	**Fair value**
Massey Energy Common Stock Fund	**15,322**	**$148,930**	17,929	$371,675

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-63868) pertaining to the Fluor Daniel Craft Employees 401(k) Retirement Plan of our report dated June 23, 2003, with respect to the financial statements of the Fluor Daniel Craft Employees 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.



Irvine, California
June 23, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Fluor Daniel Craft Employees 401(k) Retirement Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, H. Steven Gilbert, Chair of the Plan Administrative Committee, hereby certify for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

- the Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and
- the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 26, 2003



H. Steven Gilbert
Chair, Plan Administrative Committee

A signed original of this written statement required by Section 906 has been provided to Fluor Corporation and will be retained by Fluor Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Fluor Daniel Craft Employees 401(k) Retirement Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, D. Michael Steuert, hereby certify, in my capacity as an officer of Fluor Corporation (the "Company"), for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

- the Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and
- the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 26, 2003



D. Michael Steuert
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Fluor Corporation and will be retained by Fluor Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Auditors
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002